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                            September 21, 2023

       David Hsu
       Chief Executive Officer
       SolarMax Technology, Inc.
       3080 12th Street
       Riverside, CA 92507

                                                        Re: SolarMax
Technology, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed September 11,
2023
                                                            File No. 333-266206

       Dear David Hsu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1 filed on September 11, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 74

   1. We note your statement on page 77 that the income tax benefit for your China segment for the six months ended
June 30, 2023 was $283,765 as a result of the release of the tax valuation allowance in
your China segment due to the taxable loss during the period.
                                                        Within your income
statement on page F-3, it appears that you have reflected a income tax provision for the six
months ended June 30, 2023. As such, please provide us with an understanding of the
differences on page 77 and page F-3.
 David Hsu
FirstName LastNameDavid
SolarMax Technology, Inc. Hsu
Comapany 21,
September NameSolarMax
              2023        Technology, Inc.
September
Page 2    21, 2023 Page 2
FirstName LastName
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Asher Levitsky